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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated April 24, 2002 announcing SONERA CORPORATION SELLS THE SHARE CAPITAL OF PRIMATEL LTD TO YIT CORPORATION.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2002	SONERA CORPORATION
	By:	/s/ JARI JAAKKOLAL Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

SONERA CORPORATION	STOCK EXCHANGE RELEASE April 24, 2002, 8.15 a.m.	1 (2)

SONERA CORPORATION SELLS THE SHARE CAPITAL OF PRIMATEL LTD TO YIT CORPORATION

        Sonera Corporation (HEX:SRA, Nasdaq: SRNA) has signed an agreement on selling the entire share capital of its subsidiary Primatel Ltd (Sonera 100%) to YIT Corporation.

        The final selling prince is EUR 41.6 million less the amount of actual net debt on the closing date of the transaction. The consideration will be paid in cash.

        The closing of the transaction is subject to the approval of the competition authorities. The sale is expected to be completed by the end of the second quarter of 2002.

        Primatel Ltd, which started its operations as Sonera's subsidiary on July 1, 1999, provides telecommunications network construction and maintenance services.

        Sonera Corporation sells the share capital of Primatel, as network construction and maintenance are not part of Sonera's core business. "Network construction and maintenance are undergoing major changes. Operators are abandoning this business, and equipment manufacturers are using more and more subcontractors. We believe that the transaction will further improve the competitiveness of the quality and prices of Primatel's services. At the same time, the transaction gives Primatel an opportunity to develop into a stronger player in its line of business", says Aimo Eloholma, Sonera's Deputy CEO.

        The about 1,700 Primatel employees will transfer to YIT retaining seniority. The company's head office will be transferred from Kuopio to the premises of YIT-Corporation's head office in Helsinki. Hannu Leinonen will continue as Primatel's Managing Director.

        Primatel Ltd has been part of Sonera Telecom Ltd. As a result of the transaction, Sonera Telecom Ltd's revenues will decrease by about EUR 54 million (in 2001, Sonera Telecom Ltd's revenues were EUR 1,024 million). The transaction has a positive effect on Sonera Telecom Ltd's EBITDA (in 2001, Sonera Telecom Ltd's EBITDA margin was 22.6%).

        A press conference on the sale is arranged on Primatel's office in Kuopio at 9:30 a.m. Address: Itkonniemenkatu 9, 70500 Kuopio.

        The YIT Group provides total service for construction and industry. The company offers residential, property, infrastructure and industrial investment and maintenance services. In 2001, YIT's net sales amounted to EUR 1.6 billion and operating profit was EUR 99.7 million. At the end of March 2002, the number of personnel was about 10,700.

        Sonera Corporation (HEX: SRA, Nasdaq: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In

2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9 000 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications and IR

For further information at Sonera, please contact:
Aimo Eloholma, Deputy CEO, Sonera Corporation
Tel.: +358 2040 58700
E-mail: aimo.eloholma@sonera.com

For further information at YIT, please contact:
Reino Hanhinen, Group CEO, YIT Corporation
Tel. +358 20 433 2454
E-mail: reino.hanhinen@yit.fi

DISTRIBUTION:
HEX Helsinki Exchanges
Major media

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SIGNATURES
SONERA CORPORATION SELLS THE SHARE CAPITAL OF PRIMATEL LTD TO YIT CORPORATION